UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Johnson & Johnson

Johnson & Johnson
(Exact Name of Registrant as Specified in Charter)

New Jersey	1-3215	22-1024240
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

One Johnson & Johnson Plaza
New Brunswick, New Jersey	08933
(Address of Principal Executive Offices)	(Zip Code)

Marc Larkins, Corporate Secretary (732) 524-0400

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
A copy of the Company’s Conflict Minerals Report filed for the calendar year ended December 31, 2023 is publicly available at http://www.investor.jnj.com/governance/sec-filings.cfm. The content of any website referred to in this Form SD, including any exhibit hereto, is included for general information only and is not incorporated by reference in this Form SD.
Item 1.02 Exhibit
The Company’s Conflict Minerals Report for the calendar year ended December 31, 2023 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit No.        Description
Exhibit 1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Johnson & Johnson
(Registrant)
Date:	May 28, 2024	By:	/s/ Joseph J. Wolk
Joseph J. Wolk Executive Vice President, Chief Financial Officer